UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dune Energy, Inc.
(Name of Subject Company)

Eos Merger Sub, Inc.
(Offeror)

Eos Petro, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

008015307
(Cusip Number of Class of Securities)

Nikolas Konstant
Eos Petro, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, California  90067
(310) 552-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey P. Berg Barry A. Brust Jessica Wade Baker & Hostetler LLP 11601 Wilshire Boulevard, Suite 1400 Los Angeles, California 90025 (310) 820-8800	Bill Nelson Kristina Trauger Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,129,405	$2,572

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dune Energy, Inc., a Delaware corporation (the “Company”), at a purchase price of $0.30 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 73,128,848 shares of common stock of the Company that are issued and outstanding; and (ii) 635,833 deferred stock units that are issued and outstanding of the Company. The foregoing figures have been provided by the Company to the offeror and are as of  the close of business on October 7, 2014, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Eos Petro, Inc., a Nevada corporation (“Eos”), and Eos Merger Sub, Inc., a Delaware corporation and a directly wholly owned subsidiary of Eos (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dune Energy, Inc., a Delaware corporation (“Dune”), for $0.30 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Item 1.  Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information

(a)               The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dune Energy, Inc., a Delaware corporation. Dune’s principal executive offices are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas. Dune’s telephone number at that address is (713) 229-6300.

(b)               This Schedule TO relates to all of the outstanding Shares of Dune. Dune has advised Eos and Purchaser that, as of the close of business on October 7, 2014, the most recent practicable date, there were an aggregate of (i) 73,128,848  Shares issued and outstanding, (ii) 201,116 Shares reserved for issuance upon exercise of outstanding options and warrants (none of which are in-the-money), and (iii) 635,833 deferred stock units issued and outstanding.

(c)               The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons

This Schedule TO is filed by Eos and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Eos and Purchaser” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning Eos and Purchaser,” Section 11 — “Background of the Offer; Past Contacts or Negotiations with Dune” and Section 12 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7 — “Certain Effects of the Offer,” Section 12 — “The Merger Agreement; Other Agreements” and Section 13 — “Purpose of the Offer and Plans for Dune; Statutory Requirements; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or other Consideration

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.  Interests in Securities of the Subject Company

The information set forth in Section 9 — “Certain Information Concerning Eos and Purchaser” and Section 12 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements

Not applicable.

Item 11.  Additional Information

(a)(1)               Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Eos, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Dune or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5)         The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and Section 1 — “Terms of the Offer,” Section 7 — “Certain Effects of the Offer,” Section 12 — “The Merger Agreement; Other Agreements,” Section 15 — “Certain Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)               The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.  Exhibits

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*
(a)(5)(A)	Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
(a)(5)(C)	Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).
(d)(1)
Agreement and Plan of Merger, dated as of September 17, 2014, by and among Eos, Purchaser and Dune (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).

(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos*
(g)	Not applicable.
(h)	Not applicable.
*	Filed herewith

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2014

EOS MERGER SUB, INC.

By:         /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   President and CEO

EOS PETRO, INC.

By:         /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   Chairman of the Board and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*
(a)(5)(A)	Joint press release issued by Dune and Eos, dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
(a)(5)(C)	Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).
(d)(1)
Agreement and Plan of Merger, dated as of September 17, 2014 by and among Eos, Purchaser and Dune (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).

(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos Petro, Inc.*
(g)	Not applicable.
(h)	Not applicable.
*	Filed herewith